Dreyfus Investment Funds

SERVICE PLAN

Introduction:  It has been proposed that the above-captioned investment company (the "Fund") adopt a Service Plan (the "Plan") in accordance with Rule 12b-1, promulgated under the Investment Company Act of 1940, as amended (the "Act").  The Plan would pertain to Class Z shares of each series of the Fund set forth on Exhibit A hereto, as such Exhibit may be revised from time to time (each, a "Series").  Under the Plan, the Fund would reimburse the Fund's distributor (the "Distributor") for expenses incurred distributing Class Z shares and providing certain services relating to shareholder accounts with respect to Class Z.  The Distributor would be permitted to pay certain financial institutions, securities dealers and other industry professionals (collectively, "Service Agents") in respect of these services.  If this proposal is to be implemented, the Act and said Rule 12b-1 require that a written plan describing all material aspects of the proposed financing be adopted by the Fund.

The Fund's Board, in considering whether the Fund should implement a written plan, has requested and evaluated such information as it deemed necessary to an informed determination as to whether a written plan should be implemented and has considered such pertinent factors as it deemed necessary to form the basis for a decision to use assets attributable to Class Z of the Series for such purposes.

In voting to approve the implementation of such a plan, the members of the Fund's Board have concluded, in the exercise of their reasonable business judgment and in light of their respective fiduciary duties, that there is a reasonable likelihood that the plan set forth below will benefit the Series and holders of the Series' Class Z shares.

The Plan:  The material aspects of this Plan are as follows:

1.                  The Fund shall reimburse the Distributor an amount not to exceed an annual rate of .25 of 1% of the value of the Series' average daily net assets attributable to Class Z for expenses incurred (a) distributing Class Z shares and (b) providing services relating to shareholder accounts, such as answering shareholder inquiries regarding the Series and providing reports and other information, and services related to the maintenance of shareholder accounts ("Servicing") with respect to Class Z.  The Distributor may pay one or more Service Agents a fee for the provision of these services in respect of Class Z shares owned by shareholders with whom the Service Agent has a Servicing relationship or for whom the Service Agent is the dealer or holder of record.  The Distributor shall determine the amounts to be paid to Service Agents and the basis on which such payments are made.  Payments to a Service Agent are subject to compliance by the Service Agent with the terms of any related Plan agreement between the Service Agent and the Distributor.

2.                  For the purposes of determining the fees payable under this Plan, the value of the Series' net assets attributable to Class Z shall be computed in the manner specified in the Fund's charter documents as then in effect for the computation of the value of the Series' net assets.

3.                  The Fund's Board shall be provided, at least quarterly, with a written report of all amounts expended pursuant to this Plan.  The report shall state the purpose for which the amounts were expended.

4.                  As to each Series, this Plan will become effective at such time as is specified by the Fund's Board, provided that the Plan is approved by a majority of the Board members, including a majority of the Board members who are not "interested persons" (as defined in the Act) of the Fund and have no direct or indirect financial interest in the operation of this Plan or in any agreements entered into in connection with this Plan, pursuant to a vote cast in person at a meeting called for the purpose of voting on the approval of this Plan.

5.                  As to each Series, this Plan shall continue for a period of one year from its effective date, unless earlier terminated in accordance with its terms, and thereafter shall continue automatically for successive annual periods, provided such continuance is approved at least annually in the manner provided in paragraph 4 hereof.

6.                  As to each Series, this Plan may be amended at any time by the Fund's Board, provided that (a) any amendment to increase materially the costs which the Series may bear pursuant to this Plan shall be effective only upon approval by a vote of the holders of a majority of the outstanding Class Z shares, and (b) any material amendments of the terms of this Plan shall become effective only upon approval as provided in paragraph 4 hereof.

7.                  As to each Series, this Plan is terminable without penalty at any time by (a) vote of a majority of the Board members who are not "interested persons" (as defined in the Act) of the Fund and have no direct or indirect financial interest in the operation of this Plan or in any agreements entered into in connection with this Plan, or (b) vote of the holders of a majority of the outstanding Class Z shares.

8.                  The obligations hereunder and under any related Plan agreement shall only be binding upon the assets and property of the affected Series and shall not be binding upon any Board member, officer or shareholder of the Fund individually.

Dated:  July 27, 2017

EXHIBIT A

Name of Series

Dreyfus/The Boston Company Small/Mid Cap Growth Fund